MUNICIPAL ADVANTAGE FUND INC.
ANNUAL SHAREHOLDER MEETING


The Fund held its annual meeting of
shareholders on February 26, 2001.
Shareholders for both common and
preferred stock voted to: 1) elect
Wendy Luers as director of the Fund
and 2) ratify the appointment of
PricewaterhouseCoopers LLP as
independent accountants for the
fiscal year ending October 31,
2001.

The resulting vote count for
each proposal is indicated below.


										Withhold
Affirmative	Against		Authority

1) Election of Wendy Luers
6,633,500	     -		100,286

2) Ratification of the appointment of
PricewaterhouseCoopers LLP as the Fund's
independent accountants for the fiscal year
ending October 31, 2001.
6,659,253	19,248		55,284


In addition to the election of Wendy Luers, Jeswald Salacuse, Robert E. Connor*,
Raymond D. Horton and Stephen J. Treadway* continue to serve as Directors of the Fund.





* Preferred Stock Director